Filed pursuant to Rule 425 and deemed filed pursuant to Rule 14a-12

Filing Person:  Health Care Property Investors, Inc.

Subject Company: CNL Retirement Properties, Inc.

File Number:  000-32607

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Town Hall Meeting

May 4, 2006

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Disclaimer

Health Care Property Investors, Inc. (“HCP”) will file a Form S-4, CNL Retirement Properties, Inc. will file a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (“SEC”). INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by HCP free of charge through HCP’s website at www.hcpi.com. You may obtain documents filed with the SEC by CNL Retirement Properties, Inc. (“CNL”) free of charge through CRP’s website www.cnlretirement.com/retirementprop/ or by contacting CNL Client Services at 1-800-650-0650.

Health Care Property Investors, Inc. and CNL Retirement Properties, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CNL shareholders in connection with the merger. Information about the directors and executive officers of HCP and their ownership of HCP’s stock is set forth in the proxy statement for HCP’s 2006 Annual Meeting of Shareholders. Information about the directors and executive officers of CNL and their ownership of CNL stock is set forth in the proxy statement for CNL’s 2005 Annual Meeting of Shareholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.

HCP Overview

HCP Overview

•                  HCP is the largest, most diversified healthcare real estate platform

•                  Largest healthcare REIT in the United States – over $6 billion market capitalization

•                  Well-defined investment philosophy coupled with disciplined investment process

•                  Diversified portfolio with assets in multiple sectors, geographies and investment products

•                  Healthcare is the largest industry in the U.S.

•                  Growing at a faster rate than the economy

•                  Aging population will drive demand

•                  Potential for consolidation of fragmented ownership of healthcare real estate

•                  Sector undergoing “institutionalization”

•                  Broad spectrum of property types

Healthcare REIT Capitalization*

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*As of April 19, 2006, from CitiGroup Research

Dividends Paid on Common Stock

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* Projected Per HCP press release, February 6, 2006.

Healthcare REIT Portfolios*

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*                 As of February 1, 2006 except for HR which is as of December 31, 2005 and HCP which is as of March 31, 2006. For HCP, includes pro rata share of HCP MOP, LLC. Based on Bank of America research and company reports.

HCP Portfolio

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Healthcare Industry Driven by Strong Demand

U.S. Population Over 65 Years Old is Growing

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Source:  U.S. Census Bureau, Statistical Abstract of the United States:  2004-2005.

Disproportionate Healthcare Spending by the Elderly

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Source: Skilled Nursing Facilities: The Phoenix Rises Again, Friedman, Billings, Ramsey & Co. Inc., Healthcare Research, December 20, 2004.

Healthcare Expenditures Rising as a % of GDP

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Source:  Centers for Medicare and Medicaid, February 2006.

U.S. Healthcare Expenditures

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Source: CMS February 2006

* Includes program administration, dentist services, home health care and other expenditures.

U.S. Real Estate Industry

Commercial Real Estate Market:

12% Owned by Public REITs

$3 Trillion Market

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Healthcare Real Estate Market:

2% Owned by Public REITs

$750 Billion Market

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Sources:  Health Forum LLC, ASHA, Irving Levin Associates; PREI, August 2004

Broad Spectrum of Healthcare Real Estate

Medical Office Buildings	• Office buildings containing physicians’ offices and examination rooms
• Require more extensive plumbing, electrical and mechanical systems typical office buildings

Senior Housing	• Range of property types with different levels of service
• Independent living facilities (ILFs) offer limited services
• Assisted living facilities (ALFs) offer personal care and support services
• Continuing care retirement communities (CCRCs) provide the full spectrum of senior housing options
• Residents are the primary source of payment

Hospitals	• Specialized facilities providing a wide range of healthcare services
• Real estate intensive operating business

Skilled Nursing Facilities	• Licensed residential facilities that offer nursing and medical care
• Medicare and Medicaid programs are primary payers

Laboratory / Office Buildings	• Buildings customized for research and development
• Higher floor loads
• Enhanced mechanical systems
• Tenants include life science companies and scientific institutions

Medical Office Buildings

Capitalize on not-for-profit hospitals’ drive to monetize non-core estate

[GRAPHIC]	[GRAPHIC]	Transaction Value:	$111 million

		Going-in Yield:	8.2%

		Size:	4 properties/481,000 sf plus garage

[GRAPHIC]	[GRAPHIC]	Opportunity

• Acquisition of portfolio of on-campus MOBs

• Campus anchored by leading not-for-profit hospital system

Swedish MOB	Seattle, WA

Going In Yield vs. 10-Year Treasury: 400 bps

Senior Housing

Acquire desirable portfolios as operators segment real estate from operations

[GRAPHIC]	[GRAPHIC]	Transaction Value:	$252 million

		Lease Rate:	7.06%

		Size:	12 properties/957 units

		Operator/Tenant:	Aegis

[GRAPHIC]	[GRAPHIC]	Opportunity

• Located in markets with high barriers to entry

• High quality assets with 100% private pay

• Newer facilities that are less than five year old

• Strong regional operator

Aegis Senior Housing Portfolio	California, Washington, Nevada

Going In Lease Rate vs. 10-Year Treasury: 300 bps

Laboratory / Other

Acquire purpose-built facilities with a more established tenant base

[GRAPHIC]		Transaction Value:	$40 million

		Lease Rate:	9.00%

		Size:	207,766 sf

Opportunity

• Class A office/lab campus, in market with limited supply

• Underwritten assuming conversion of office space to lab use

• Capacity for additional development
Élan	San Diego, CA

Going In Lease Rate vs. 10-Year Treasury:  500 bps

Investment Triangle

Opportunistic

Profitable
Growth

Diversified	Conservative

Diversified Revenue Base

Portfolio of Operators*

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*   As of March 31, 2006 based on Investment

Conservative Balance Sheet

Market Capitalization *

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Debt Maturity Schedule*

Year	Principal Due
2006	$4	mm
2007 **	151
2008	26
2009	11
2010	272
2011 +	1,283
	$1,747	mm

•                  Weighted average cost of debt

•  Unsecured debt:  6.11%

•  Mortgage debt:   6.49%

*   As of March 31, 2006

** Excludes credit facility, and term loan repaid April 2006.

Forward Looking Statements

Some of the statements in this presentation may be “forward looking statements” and HCP intends such forward looking statements to be covered by the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. Investors are cautioned that, while forward looking statements reflect HCP’s good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties as more fully described in news releases and SEC reports filed by HCP. Actual results may differ materially from the expectations contained in the forward looking statements as a result of various factors.

Market Data

This presentation includes market and industry data that HCP has obtained from market research, publicly available information and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The market and industry data is often based on industry surveys and preparers’ experience in the industry. Similarly, although HCP believes that the surveys and market research that others have performed are reliable, HCP has not independently verified this information.